July 30, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Attention: Edward Bartz

100 F Street, N.E.

Washington, D.C. 20549

Re:	Credit Suisse Commodity Strategy Funds
Post-Effective Amendment No. 17 to Registration Statement on Form N-1A
Securities Act File No. 333-116212
Investment Company Act File No. 811-21589

Dear Mr. Bartz:

This letter responds to comments on the above-referenced Post-Effective Amendment (the “Amendment”) that you provided in a telephone conversation with the undersigned and Diana Huffman on July 1, 2013.  The Amendment contains the prospectus and Statement of Additional Information for the Credit Suisse Gold and Income Strategy Fund (the “Fund”).

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

Prospectus

Comment No. 1:                                  Please confirm supplementally that (i) the Fund will comply with its fundamental policies required by Section 8 of the Investment Company Act of 1940, as amended (the “1940 Act”) and with the capital structure and borrowing limitations under Section 18 of the 1940 Act on an aggregate basis with the Subsidiary, (ii) the Subsidiary will comply with the affiliated transaction and custody provisions under Section 17 of the 1940 Act, (iii) all of the Subsidiary’s expenses are reflected in the fee table, (iv) the Subsidiary’s board members will sign the Registration Statement and (v) the Subsidiary will consent to service of process in the U.S.  Please also and identify the Subsidiary’s custodian.

NEW YORK    WASHINGTON, DC    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

Response:                                                                     The Registrant confirms each of the above-listed items.  The Subsidiary’s custodian is State Street Bank and Trust Company.

Comment No. 2:                                  Please confirm supplementally that the Subsidiary will agree to inspect of its books and records by the SEC staff.

Response:                                                                     The Registrant respectfully declines to take this comment.  The Subsidiary is not registered as an investment company under the 1940 Act, and accordingly its books and records are not subject to inspection by the SEC staff.

Comment No. 3:                                  Please confirm supplementally that the Subsidiary’s financial statements will be consolidated with those of the Fund.

Response:                                                                     The Subsidiary’s financial statements will be consolidated with those of the Fund, provided that U.S. GAAP or other applicable accounting standards permit consolidation.

Comment No. 4:                                  Please confirm supplementally that the adviser to the Subsidiary will comply with the provisions of Section 15 of the 1940 Act with respect to advisory contracts.  Please also file the advisory agreement between the Subsidiary and Credit Suisse as an exhibit to the Registration Statement.

Response:                                                                     The Subsidiary is wholly-owned by the Fund and is ultimately under the complete control of the Fund, as its sole shareholder.  The Subsidiary cannot take any extraordinary action without the approval of the Fund and the Registrant’s Board of Trustees (the “Board”).  The directors of the Subsidiary are also officers of the Fund and/or Credit Suisse.  The operations of the Subsidiary are subject to the review and oversight of the Fund’s Chief Compliance Officer and the Fund’s compliance policies and procedures, which are approved and reviewed by the Board.  Independent Trustees currently comprise 100% of the Registrant’s Board.

The Subsidiary serves as a vehicle by which the Fund can make certain types of investments in gold-linked derivatives while still receiving “qualifying income” from the Subsidiary so that the Fund can maintain its status as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”).  As a result, the Subsidiary exists solely to serve as a vehicle so that the Fund can make certain types of investments in compliance with the Code.  The Subsidiary is not an attempt by the Fund to do indirectly what it cannot do directly.

Credit Suisse provides investment advisory services to the Subsidiary under a contract that does not provide for an investment advisory fee, and thus is not a contract subject to the provisions of Section 15 of the 1940 Act.  Accordingly, the Registrant does not believe that Credit Suisse’s advisory contract with the Subsidiary is subject to the provisions of Section 15 of the 1940 Act.

Since the Fund is not a party to the Subsidiary’s advisory agreement, the Registrant does not believe that such agreement is required to be filed as an exhibit to the Fund’s Registration Statement under Form N-1A.

Comment No. 5:                                  Please explain the basis for the Fund treating income from the Subsidiary as “qualifying income” so that the Fund can maintain its status as a regulated investment company under the Code.

Response:                                                                     The Fund is relying on advice of counsel that income and gains to be derived by the Fund from its investment in the Subsidiary should constitute qualifying income to the Fund as a regulated investment company under the Code.

Comment No. 6:                                  Please disclose whether the Subsidiary’s principal strategies and risks are principal strategies and risks of the Fund.

Response:                                                                     Given the Fund’s anticipated investment in the Subsidiary, all of the Subsidiary’s principal strategies and risks are principal strategies and risks for the Fund.  For that reason, the Subsidiary’s principal strategies and risks are disclosed in the “Principal Investment Strategies” and “Principal Risks of Investing in the Fund” sections of the prospectus.

Comment No. 7:                                  Since the term “income” is in the Fund’s name, please either change the Fund’s investment objective to include “income” or change the Fund’s name.

Response:                                                                     The Fund’s investment objective is “total return,” which includes both “income” and “capital appreciation.”  For that reason, the Registrant believes that it is not necessary to change the Fund’s name or objective, as they are not inconsistent.

Comment No. 8:                                  In the footnote to the fee table relating to the expense limitation agreement, please disclose who can terminate the agreement and under what circumstances.

Response:                                                                     The expense limitation agreement is not terminable before the date listed in the footnote.

Comment No. 9:                                  Please confirm supplementally that the fee table will include as an expense an estimate of dividends to be paid on short sales.

Response:                                                                     The Registrant confirms that the fee table will reflect any dividends paid on short sales, but notes that the Fund does not estimate any dividends to be paid on short sales for its first fiscal year.

Comment No. 10:                           Please confirm supplementally that the expense limitation agreement will be in place for at least one year from the date of the prospectus and please file the agreement as an exhibit to the next filing for the Fund.

Response:                                                                     The Registrant confirms that the expense limitation agreement will be in place for at least one year from the date of the prospectus and will file the agreement as an exhibit to its next filing relating to the Fund.

Comment No. 11:                           Please revise the disclosure under “Portfolio Turnover” in the Summary so that it reflects the disclosure required by Form N-1A.

Response:                                                                     The requested revision has been made.  The Registrant has moved relevant previous disclosure to the Portfolio Turnover risk factor.

Comment No. 12:                           Please explain supplementally how the Fund’s investment of 25% of its total assets in the Subsidiary will provide the Fund with approximately the same return as if 100% of its assets were exposed to changes in the price of gold.

Response:                                                                     The Subsidiary intends to invest in leveraged derivative instruments, thereby providing the Fund with the above-described exposure.

Comment No. 13:                           Please revise the third paragraph under “Gold Strategy” in the “Principal Investment Strategies” section of the Summary by deleting the various types of fixed income instruments listed therein.

Response:                                                                     The Registrant respectfully declines to take this comment, as it believes that the more-detailed disclosure is more informative to shareholders and is not violative of the summary nature of the Summary section of the prospectus.

Comment No. 14:                           The Securities and Exchange Commission (the “SEC”) considers gold to be an industry.  As a result, please revise the last paragraph under “Principal Investment Strategies” in the Summary and the last paragraph under “Goals and Strategies” in the section entitled “The Fund in Detail” accordingly.

Response:                                                                     In Guide 19 to Form N-1A, the SEC staff stated that a fund may select its own industry classifications, but such classifications should not be so broad that the primary economic characteristics of the companies in a single class are materially different.  The Fund intends to select its own classifications, which will be generally consistent with third-party industry classification systems, such as the Global Industry Classification Standards (GICS) or Bloomberg’s industry classification system.  Neither GICS nor Bloomberg classifies “gold” to be an industry, but rather a sub-industry.  Accordingly, the Registrant respectfully declines to take this comment.

Comment No. 15:                           Since the Fund cannot reserve the freedom to concentrate an industry, please revise the statement in the last paragraph under “Principal Investment Strategies” in the Summary and the statement in the last paragraph under “Goals and Strategies” in the section entitled “The Fund in Detail” to state that the Fund “will” invest in the financial services sector, instead of that it “may” do so.

Response:                                                                     The Fund no longer intends to invest more than 25% of its assets in the financial services sector.  Accordingly, the above-referenced sentences have been deleted.

Comment No. 16:                           Please add a brief description of duration following the reference to duration under “Fixed Income Strategy” in the “Principal Investment Strategies” section.

Response:                                                                     The requested disclosure has been added.

Comment No. 17:                           Please add a reference to “junk bonds” in the description of Below Investment Grade Securities Risk.

Response:                                                                     The requested disclosure has been added.

Comment No. 18:                           Please add a risk factor for exposure to the financial services sector, since the Fund intends to concentrate in the financial services sector.

Response:                                                                     The Fund no longer intends to invest more than 25% of its assets in the financial services sector.  Accordingly, the addition of the requested risk factor is not necessary.

Comment No. 19:                           Please confirm that the three portfolio managers listed in the “Meet the Managers” section are all jointly and primarily responsible for the portfolio management of the Fund.

Response:                                                                     The disclosure regarding the portfolio managers has been revised to clarify that Messrs. Burton and Louie are responsible for the management of the Fund, while Mr. Boss is responsible for the management of the fixed income portion of the Fund.

Comment No. 20:                           Under “Goals and Strategies” of section entitled “The Fund in Detail,” please add a statement that the investment objective may be changed without shareholder approval, as required by Item 9(a) of Form N-1A.  Please also disclose any advance notice to be given to shareholders in the event of a change in the investment objective.  If no notice is given, disclose that shareholders are not given notice.

Response:                                                                     The Registrant has added disclosure to the above-referenced section stating that the investment objective may be changed without shareholder approval.  The Registrant has not added disclosure regarding any notice to be given in the event of a change in the Fund’s investment objective, as the Fund’s ability to change its investment objective without shareholder approval is not subject to any specific notice requirement.

Statement of Additional Information

Comment No. 21:                           Under “Assignments and Participations,” please disclose that where a loan participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, the Fund will treat both the interposed financial institution and the borrower as “issuers” for purposes of the Fund’s fundamental investment restriction on industry concentration under Section 8(b)(1)(E).

Response:                                                                     The Fund understands that the SEC is currently evaluating the application of concentration requirements in situations where a registered fund invests in a security whose performance is based on a reference asset.  See Use of Derivatives by Investment Companies under the Investment Company Act of 1940, Investment Company Act Rel. 29776 (Aug. 31, 2011) (the “Concept Release”).  The Concept Release notes that an investment company investing in this type of security may gain exposure to more than one industry or group of industries in a single investment.

Specifically, the fund may be exposed to the industry of the counterparty issuing the security along with the industry of the underlying reference asset.  The SEC notes that its current concentration standard “does not, by its terms, address…transactions by which a fund obtains exposure to a particular industry or group of industries, whether through exposure to the counterparty to the transaction or through its contractual exposure to a reference asset.”  In the Concept Release, the SEC requests public comment on the question of the application of industry concentration limits to these types of situations.  Accordingly, the Fund is not aware of a requirement to include in its industry concentration limitation the industry of an entity that issues a participation interest in a loan or other security in addition to the industry of the underlying borrower.

Comment No. 22:                           Please confirm that, with respect to credit default swaps for which the Fund is the seller, the Fund will segregate liquid assets equal to the contract’s full notional value to cover the Fund’s potential economic exposure under the contract.

Response:                                                                     The Fund confirms that with respect to credit default swaps for which it is the protection seller, it will segregate liquid assets or enter into offsetting transactions consistent with SEC staff guidance.  The Fund currently only intends to buy protection through credit default swaps.

Comment No. 23:                           Please revise Fundamental Investment Restriction 2 and the first sentence following Fundamental Investment Restriction 7 (stating that the Fund does not consider gold to be an industry) in light of Comments 13 and 14.

Response:                                                                     Please see the responses to Comments 14 and 15 above.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Sincerely,

/s/ Elliot J. Gluck
Elliot J. Gluck

Enclosures

cc:	Joanne Doldo, Esq., Credit Suisse Asset Management, LLC
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP
Diana Huffman, Esq., Willkie Farr & Gallagher LLP